Vinson & Elkins
Tel 713.758.2222 Fax 713.758.2346
September 29, 2006
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Eagle Rock Energy Partners, L.P Amendment No. 6 to Registration Statement on Form S-1 File No. 333-134750
Dear Ms. Moncada-Terry:
     On behalf of Eagle Rock Energy Partners, L.P. (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 6 to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 28, 2006 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response.
     Information provided in this letter on behalf of the Company, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Company.
General
1.	We will issue under separate cover any additional comments related to your revised request for confidential treatment.

Response: We hereby acknowledge this comment 1 and understand the Commission’s position.

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2500
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V&E	September 29, 2006 Page 2
2.	The table at page 22 should indicated that amounts are in thousands of dollars. As discussed with counsel by telephone, to the extent that the forecast at page 54 takes into account historical “risk management portfolio value changes” as reflected in the table at page 22, revise to make that clear. If the value changes reflect a trend, ensure that the MD&A section discusses them in appropriate details.

Response: The registration statement has been revised accordingly. Please see pages 22, 54, 82 and 83.
Risk Factors, page 23
3.	Refer to recent risk management portfolio value changes / hedging losses in an appropriate risk factor. We note the general reference to the risk under “Our hedging activities may have a material adverse effect” at page 26.

Response: The registration statement has been revised accordingly. Please see page 26.
Certain Relationships and Related Party Transaction, page 135
4.	Please file as an exhibit the contract with Odyssey Energy Services, LLC, referenced on page 139. Also discuss in greater detail the terms of the contract.

Response: The registration statement has been revised accordingly. Please see page 139 and Exhibit 10.13.

V&E	September 29, 2006 Page 3
If you have any questions or comments, please call Tom Mason at (713) 758-4539 or the undersigned at (713) 758-4618.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ Heather G. Callender
Heather G. Callender

cc:	Eagle Rock Energy Partners, L.P. Christopher Ray, Natural Gas Partners